Sidley Austin LLP 1000 Louisiana Street Suite 5900 Houston, TX 77002 +1 713 495 4500 +1 713 495 7799 Fax AMERICA ● ASIA PACIFIC ● EUROPE

July 2, 2020

VIA EDGAR AND HAND DELIVERY

Michael Killoy

Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Texas Pacific Land Corporation Draft Registration Statement on Form 10 Submitted May 20, 2020 CIK 0001811074

Dear Mr. Killoy and Ms. Mills-Apenteng:

On behalf of Texas Pacific Land Corporation, a Delaware corporation (the “Company”), set forth below are the responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated June 16, 2020 (the “Comment Letter”) with respect to the registration statement on Form 10 (the “Confidential Submission”), which was confidentially submitted in draft form to the SEC on May 20, 2020. Concurrently with this letter, the Company is confidentially submitting Amendment No. 1 to the Confidential Submission (“Amendment No. 1”) electronically via the EDGAR system.

For the convenience of the Staff’s review, the Company has set forth below the comments contained in the Comment Letter, followed by the Company’s responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter and all page numbers in the Company’s responses refer to the page numbers of the Information Statement filed as Exhibit 99.1 to Amendment No. 1.

U.S. Securities and Exchange Commission

July 2, 2020

Draft Registration Statement on Form 10

Exhibit 99.1- Information Statement

Summary Selected Unaudited Pro Forma Condensed Consolidated Financial Information, page 10

1.	Please tell us what consideration you gave to presenting pro forma financial statements reflecting the changes to the historical financial statements of the Trust that are described in a narrative format in this section.

Response

Management has considered the guidance under Section 11-02(b) of Regulation S-X, which provides that narrative pro forma financial statements may be presented when a limited number of pro forma adjustments are required and those adjustments are easily understood. Based on the nature of the transaction, where the Company will become the successor to all of the assets and liabilities of Texas Pacific Land Trust (“TPL Trust”) with holders of sub-share certificates in certificates of proprietary interest, par value $0.03-1/3 (“sub-share certificates”) of TPL Trust receiving stock in the Company based on their ownership of sub-share certificates, the overall pro forma effect will have no impact to the dollar value of total equity and merely results in limited changes to certain line item descriptions on the balance sheet. Company management believes that the limited number of non-financial line item pro forma adjustments are easily understood, and as such, believes that the corporate reorganization falls within the relevant criteria necessary to support the use of a narrative format in this section.

The Corporate Reorganization and Distribution

The Number of Shares of TPL Corporation Common Stock You Will Receive, page 19

2.	We note that TPL Trust will not distribute any fractional shares of TPL Corporation. Please tell us whether any sub-certificate holders will receive less than the full value of their current holdings.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to reflect that the distribution ratio will be one share of common stock, par value $0.01, of the Company for every sub-share certificate outstanding. In addition, the Company confirms that there are no fractional sub-share certificates currently outstanding and that holders of sub-share certificates will not receive less than the full value of their current holdings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 28

3.	Please revise this section to discuss in greater detail the reasons for the changes in the various results of operations. For example, describe the reason for the 63.4% decrease in pipeline easement income for the interim period and increase of 14.5% for the full year period. See Item 303(a)(3) of Regulation S-K and Section III.B.4 of SEC Release No. 33-8350 (December 29, 2003).

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 28, 29, 31, 32, 34 and 35.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission

July 2, 2020

Summary Compensation Table, page 47

4.	Please disclose two of your most highly compensated executive officers other than the principal executive and principal financial officers. See Item 402(a)(3)(iv) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and respectfully submits that TPL Trust, following the departure of TPL Trust’s Chief Commercial Officer and Executive Vice President on June 24, 2020, only has two persons who meet the definition of “executive officer” as defined in Rule 3b-7 under the Exchange Act of 1934, as amended. These persons are also expected to be executive officers of the Company at the time of distribution. All three of the named executive officers of TPL Trust identified in TPL Trust’s Annual Report on Form 10-K for the last completed fiscal year have been listed on the Summary Compensation Table on page 48. Furthermore, there are no other additional individuals for whom disclosure is required to be provided for pursuant to Item 402(a)(3)(iv) of Regulation S-K because there are no additional individuals for whom disclosure would have been required for but for the fact that such individual was not serving as an executive officer of the registrant at the end of the last completed fiscal year. Although TPL Trust and its subsidiaries do have additional employees other than the executive officers listed in the Summary Compensation Table that received total compensation in excess of $100,000 during the year ended December 31, 2019, none of these persons constitutes a “vice president in charge of a principal business unit, division or function (such as sales, administration or finance)” or otherwise performs a policy making function for TPL Trust or is expected to for the Company.

The Company supplementally advises the Staff that, effective August 1, 2020, TPL Trust has hired an additional employee, Micheal W. Dobbs, who is expected to serve as the Company’s Senior Vice President and General Counsel. The Company anticipates that Mr. Dobbs will also be considered an executive officer of the Company as set forth in the revised disclosure on page 39.

Material U.S. Federal Income Tax Consequences, page 53

5.	We note the disclosure that the corporate reorganization will qualify as a tax-free reorganization and that you will receive a tax opinion from counsel to that effect. Please file such tax opinion. See Sec. III.A.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

Response

The Company acknowledges the Staff’s comment and has filed a form of tax opinion as Exhibit 8.1 to Amendment No. 1.

Index to the Financial Statements, page F-1

6.	Please revise the index to the financial statements to provide an explanation as to why the financial statements included in this Form 10 are not those of the registrant.

Response

In response to the Staff’s comment, the Company has revised the index to the financial statements on page F-1 as requested.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission

July 2, 2020

Exhibits

7.	We note your disclosure that WPX Energy Permian, LLC accounted for 23% of total revenues and Anadarko E&P Onshore, LLC, accounted for 14% of total revenues. Accordingly, please disclose the material terms of the contracts and include the contracts as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and respectfully submits that revenues attributable to Anadarko E&P Onshore, LLC, (“Anadarko”) include oil and gas royalties, easements and other surface-related income and water sales. The various agreements governing the relationship between Anadarko and TPL Trust are all in the ordinary course of business and none are considered interrelated, conditional upon each other or individually significant and TPL Trust’s business is not substantially dependent upon any of such agreements.

Revenues attributable to WPX Energy Permian, LLC (“WPX”) include oil and gas royalties, easements and other surface-related income and land sales revenue. The various agreements governing the relationship between WPX and TPL Trust are all in the ordinary course of business and none are considered interrelated, conditional upon each other or individually significant except for the Purchase and Sale Agreement (“PSA”) dated November 21, 2018 by and between TPL Trust and WPX, and TPL Trust’s business is not substantially dependent upon any of such agreements. The PSA was filed as Exhibit 2.1 to the Form 10-K for the year ended December 31, 2018 and listed as Exhibit 2.1 to the Form 10-K for the year ended December 31, 2019, incorporating by reference to the prior filing. The PSA related to the $100 million land sale between TPL Trust and WPX which was consummated in January 2019 and generated $100 million of land sale revenue for TPL Trust. In response to the Staff’s comment, the Company has revised the Exhibit Index to Amendment No. 1 to include the PSA.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (713) 495-4522 or gvlahakos@sidley.com.

Very truly yours,

/s/ George J. Vlahakos
George J. Vlahakos

cc:    Robert Packer, Texas Pacific Land Corporation

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.